Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     XM Canada's strong performance for first quarter 2009 reflects successful execution of its strategy

     <<
     Business and financial measurements continue to gain momentum generating third consecutive quarter of positive cash(1)
     >>

     TORONTO, Jan. 14 /CNW/ - Canadian Satellite Radio Holdings Inc., parent company of XM Canada ("CSR" or the "Company") (TSX: XSR), today announced strong financial results for the first fiscal 2009 quarter ended November 30,
2008.
     "Despite prevailing economic headwinds, our performance continued to improve in the first quarter of 2009, reflecting the successful execution of our business strategy," said Michael Moskowitz, President and Chief Executive
Officer of XM Canada. "Over the past year, we have made prudent strategic decisions to reduce costs and to drive revenue through high return initiatives aimed at growing automotive, optimizing the aftermarket and engendering loyalty. We believe our solid foundation, focused strategy and ability to generate positive cash will help us continue to deliver results and mitigate the impact of a challenging economic climate."

     <<
     First Quarter 2009 Financial Highlights

     Three months ended November 30, 2008 versus three months ended
     November 30, 2007
     -   Increased total revenue by 53 per cent to $12.5 million
     -   Generated positive cash(1) of $0.5 million
     -   Improved Pre-Marketing Adjusted Operating Profit(2) to $2.5 million from loss of ($3.5 million)
     -   Net loss (before foreign exchange gain/loss) improved by $6.3 million or 31 per cent

     Recent Business Highlights

     -   Launched XMp3, the world's smallest portable satellite radio and Mp3 player all in one
     -   Unveiled new enhanced channel lineup, which provides XM Canada listeners with new music and entertainment and extends sports programming to feature the NBA
     -   Launched enhanced NHL marketing strategy and initiatives, which includes acting as title sponsor of the NHL All-Star game and fan balloting as well as the Winter Classic
     >>

     Financial Performance

     Revenue for the three months of fiscal 2009 increased 53 per cent year over year to $12.5 million from $8.1 million. The increase was primarily attributable to growth in our subscriber base and an increase in Average
Monthly Subscription Revenue per Subscriber (ARPU).
     ARPU grew 6 per cent to $11.94 for the three months of fiscal 2009 from
$11.27 in the first fiscal quarter of 2008. Some of this growth is attributable to the fact that a portion of our customer base had not yet transitioned from our previous basic monthly subscription price of $12.99 to the new $14.99 price, which took effect for existing subscribers in the first quarter of 2008. ARPU is below the basic service price due to promotions offered to new automotive self-paying subscribers, family plan subscribers and discounted multi-year plans that provide the Company with a significant working capital benefit.
     Adjusted Operating Profit (Loss) improved by $7.2 million to ($3.3 million) in the first quarter of fiscal 2009 from ($10.5 million) in the first quarter of 2008. The significant improvement in Adjusted Operating Profit
(Loss) was driven primarily by (i) a $4.3 million revenue improvement, (ii) a one-time savings of $1.8 million as a result of the modification of a service provider contract, and (iii) a reduction of $1.3 million in marketing expenses versus the first quarter of 2008. As we continue to grow our revenue and manage programming, general & administrative and marketing costs, we expect
Adjusted Operating Profit (Loss) to continue to improve.
     Pre-Marketing Adjusted Operating Profit (Loss) improved to $2.5 million for the first three months of fiscal 2009 from ($3.5 million) for the first three months of fiscal 2008, an improvement of $6.0 million. The first quarter of 2009 is the second consecutive quarter in which we have generated
Pre-Marketing Adjusted Operating Profit since launch. As we continue to grow our revenue and manage programming and general & administrative costs, we expect Pre-Marketing Adjusted Operating Profit (Loss) to continue to improve.
     Per Subscriber Acquisition Cost (SAC) decreased 36 per cent year over year to $59 in the first fiscal quarter of 2009 from $92 in the first fiscal quarter of 2008. The decrease in SAC is attributable to (i) a higher proportion of OEM gross additions, which have a lower acquisition cost compared to the acquisition of retail gross additions, and (ii) a reduction in spending on retail promotions.
     Cost per Gross Addition (CPGA) declined $51, or 28 per cent, to $130 for the first fiscal quarter of 2009 from $181 for the first three months of fiscal 2008. CPGA declined year-over-year as a result of lower SAC, less advertising and media spend and a shift in expenditure to direct marketing linked to the automotive business. We expect that we will be able to continue to leverage CPGA downward as we grow our subscriber base through cost efficient distribution channels.
     The non-GAAP measures above should be used in addition to, but not as a substitute for, the analysis provided in the interim consolidated statement of operations and deficit.

     Quarterly Conference Call and Audio Webcast

     CSR's management team will discuss its financial results for the first quarter ended November 30, 2008 as part of its Annual General Meeting on
Thursday, January 15, 2009 at 10 a.m. EST.
     To participate by conference call, please dial 416-644-3434 within the
Toronto area, or 1-866-250-4892 (toll-free) outside of Toronto. A live audio webcast will be available at
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2485560. The AGM will be held at The TSX Broadcast Centre located at 130 King Street West, Toronto.
     A slide presentation intended for simultaneous viewing will be available the morning of Thursday, January 15, 2009 at www.xmradio.ca.
     An archived recording of the audio webcast will be available for 90 days following the original broadcast on CSR's website at: www.xmradio.ca.

     About Canadian Satellite Radio Holdings Inc.

     Canadian Satellite Radio Holdings Inc. (TSX: XSR) operates as XM Canada and is Canada's premium digital audio entertainment and information company with the best signal coverage across the country. With 130 digital channels of choice, XM Canada offers Canadian listeners the most unique and original
Canadian and international programming, including commercial-free music channels, exclusive live concerts and sports coverage, and the best in talk, comedy, children's and entertainment programming. A free seven-day trial of XM
Radio Online is available at http://www.xmradio.ca/freetrial/. Visit
www.xmradio.ca for programming and subscription information.

     XM Canada is the satellite entertainment leader in the Canadian automotive market with long-term factory installation agreements with manufacturers that own close to 60 per cent share of the domestic vehicle market. XM's industry-leading products are available at shop.xmradio.ca, and at retailers nationwide.
     XM programming is available by subscribing directly through XM Canada and is also available as streams of commercial-free XM music channels on TELUS
Mobile Radio and Rogers Wireless Radio on Demand. XM Canada is the exclusive music channel provider on Air Canada's flights and is available in select Avis
Budget Group rental vehicles.
     To find out more about Canadian Satellite Radio Holdings Inc. (TSX: XSR), visit our website at www.xmradio.ca/about/.

     Forward-Looking Statements

     Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as
"expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy.
Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Although CSR believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. CSR's forward-looking statements are expressly qualified in their entirety by this cautionary statement. CSR makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except as required by applicable law. Additional information identifying risks and uncertainties is contained in CSR's filings with the Canadian securities regulators, available at www.sedar.com.

     <<
     CANADIAN SATELLITE RADIO HOLDINGS INC.
     INTERIM CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                            November 30, 2008 August 31, 2008
                                            ----------------------------------
     ASSETS
     Current assets
     Cash                                       $   6,405,456   $   6,344,793
     Short term investments                        11,679,832      11,282,146
     Restricted investments - letter of credit      4,000,000       4,000,000
     Accounts receivable                            4,265,669       5,538,348
     Inventory                                        264,871         229,597
     Prepaid expenses and other assets              2,187,498       2,410,579
     Restricted investments                         7,811,589       6,630,744
                                                ------------------------------
                                                   36,614,915      36,436,207
     Long-term prepaids                             1,576,189       1,381,685
     Property and equipment                        16,980,994      17,748,597
     Contract rights, distribution rights and
      computer software                           195,917,341     200,718,239
                                                ------------------------------
     Total assets                                 251,089,439     256,284,728
                                                ------------------------------
                                                ------------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current liabilities
     Accounts payable and accrued liabilities      19,942,300      20,618,164
     Interest payable                               5,266,765         849,059
     Deferred revenue                              20,193,592      19,926,157
                                                ------------------------------
                                                   45,402,657      41,393,380
     Long-term debt                               144,650,393     124,856,195
     Deferred revenue                               3,854,112       3,588,033
     Long-term obligations                          3,735,467       2,435,481
                                                ------------------------------
     Total liabilities                            197,642,629     172,273,089
                                                ------------------------------

     Shareholders' equity
     Share capital                                314,834,565     314,834,565
     Contributed surplus                           40,669,914      39,723,905
     Deficit                                     (302,057,669)   (270,546,831)
                                                ------------------------------
     Total shareholders' equity                    53,446,810      84,011,639
                                                ------------------------------
     Total liabilities and shareholders' equity   251,089,439     256,284,728
                                                ------------------------------
                                                ------------------------------

     CANADIAN SATELLITE RADIO HOLDINGS INC.
     INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT (UNAUDITED)
     For the three months ended November 30

                                                         2008            2007
                                                ------------------------------

     Revenue                                    $  12,456,663   $   8,145,951
                                                ------------------------------
     Operating expenses
     Cost of revenue                                7,446,518       7,348,843
     General and administrative                     4,394,479       4,305,545
     Modification of service provider contract     (1,792,256)              -
     Stock-based compensation                         690,363       1,072,370
     Marketing                                      5,731,384       7,039,308
     Amortization of intangible assets and
      property and equipment                        5,572,313       5,574,011
                                                ------------------------------
                                                   22,042,801      25,340,077
                                                ------------------------------
     Loss before the undernoted                    (9,586,138)    (17,194,126)
     Interest revenue                                 193,235         385,373
     Interest expense                               4,856,121       3,723,743
     Foreign exchange gain (loss)                 (17,261,814)      4,375,456
                                                ------------------------------
     Net loss and comprehensive loss for the
      period                                      (31,510,838)    (16,157,040)
     Deficit - Beginning of period               (270,546,831)   (196,222,151)
                                                ------------------------------
     Deficit - End of period                     (302,057,669)   (212,379,191)
                                                ------------------------------
                                                ------------------------------
     Basic and fully diluted loss per common
      share                                             (0.66)          (0.34)
                                                ------------------------------
                                                ------------------------------

     CANADIAN SATELLITE RADIO HOLDINGS INC.
     RECONCILIATION OF LOSS BEFORE THE UNDERNOTED
     TO ADJUSTED OPERATING PROFIT (LOSS) (UNAUDITED)
     >>

     Adjusted Operating Profit (Loss) is defined as operating profit (loss)
before the undernoted excluding amortization, stock-based compensation to employees, directors, officers and service providers, and non-cash costs paid by our parent company. We believe that Adjusted Operating Profit (Loss), as opposed to operating profit (loss) or net profit (loss), provides a better measure of our core business operating results and improves comparability.
     This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and
Deficit. We believe Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business. While amortization and stock-based compensation are considered operating costs under generally accepted accounting principles, these expenses primarily represent non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods and non-cash employee and service provider compensation. Costs paid by parent company are non-cash costs related to the licence application process and are not related to ongoing operations of the business. Adjusted Operating Profit (Loss) is a calculation used as a basis for investors and analysts to evaluate and compare the periodic and future operating performances and value of similar companies in our industry, although our measure of Adjusted Operating Profit (Loss) may not be comparable to similarly titled measures of other companies.
     Adjusted Operating Profit (Loss) does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.
     Pre-Marketing Adjusted Operating Profit (Loss) is defined as Adjusted
Operating Profit (Loss) adding back total marketing expenses. We believe that
Pre-Marketing Adjusted Operating Profit (Loss) is a good measure of operating performance before investing to acquire new subscribers. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and Deficit. We believe Pre-Marketing
Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.

     <<
     ($000's)                                         Three Months Ended
                                                         November 30,
                                                         2008            2007
                                                ------------------------------

     Reconciliation of loss before the
      undernoted to Adjusted Operating Loss
       Loss before the undernoted                      (9,586)        (17,194)
     Add back non-Adjusted Operating Loss items
      included in Operating Loss
         Amortization                                   5,572           5,574
         Stock-based compensation                         690           1,072
         Costs paid by parent company                      60              54
                                                ------------------------------
     Adjusted Operating Loss                           (3,264)        (10,494)
         Add total marketing                            5,731           7,039
     Pre-Marketing Adjusted Operating Profit (Loss)     2,468          (3,455)

     CANADIAN SATELLITE RADIO HOLDINGS INC.
     INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
     For the three months ended November 30

                                                         2008            2007
                                                ------------------------------
     Cash provided by (used in)
     Operating activities
     Net loss and comprehensive loss for the
      period                                    $ (31,510,838)  $ (16,157,040)
     Add (deduct): Non-cash items
       Costs paid by parent company                    59,786          54,351
       Stock-based compensation expense               690,363       1,072,370
       Amortization of intangible assets            4,800,898       4,799,404
       Amortization of property and equipment         771,118         774,607
       Accrued interest - debt                      4,417,706       3,533,801
       Accrued interest receivable                    (71,298)       (208,433)
       Interest accretion expense                     244,769         198,373
       Increase in long-term obligations            1,299,986               -
       Loss on disposal of property and equipment      22,516         187,813
       Unrealized foreign exchange loss (gain)     16,443,679      (5,106,587)
     Net change in non-cash working capital
      related to operations                         3,231,318       6,373,742
                                                ------------------------------
     Net cash provided by (used in) operating
      activities                                      400,003      (4,477,599)
                                                ------------------------------
     Investing activities
     Sale of short-term investments                 8,297,326       5,850,000
     Purchase of short-term investments            (8,695,012)    (25,181,793)
     Proceeds on sale of property and equipment             -          31,022
     Purchase of property and equipment               (24,928)        (11,626)
     Purchase of computer software                          -          (4,513)
                                                ------------------------------
     Net cash used in investing activities           (422,614)    (19,316,910)
                                                ------------------------------
     Financing activities
     Proceeds from convertible notes                        -      19,396,445
                                                ------------------------------
     Net cash provided by financing activities              -      19,396,445
                                                ------------------------------
     Foreign exchange gain (loss) on cash held
      in foreign currency                              83,274         (53,084)
                                                ------------------------------
     Change in cash during the period                  60,663      (4,451,148)
     Cash - Beginning of period                     6,344,793       9,524,931
                                                ------------------------------
     Cash - End of period                           6,405,456       5,073,783
                                                ------------------------------
                                                ------------------------------

     Supplemental cash flow disclosures
     Utilization of XM credit facility              1,861,410       1,003,615

     ----------------------------------
     (1) Calculated as the change in cash during the period less sale
         (purchase) of short-term investments and restricted investments, net.

     (2) See section 2.0 entitled "Operating Definitions" in Management's
         Discussion & Analysis for the quarter ended November 30, 2008 found at www.sedar.com.

     (3) Fixed and marketing costs include customer care & billing, broadcast & operations, programming & content, general &
         administrative, marketing support and advertising & marketing and excludes subsidies and distributions.
     >>

     %SEDAR: 00022901E          %CIK: 0001354901

     /For further information: Investors: Morlan Reddock, (416) 408-6899,
investor.relations(at)xmradio.ca; Media: Lorena Cordoba, (416) 924-5700 Ext.
4089, lorena.cordoba(at)cohnwolfe.ca/
     (XSR.)

CO:  Canadian Satellite Radio Holdings Inc.; XM Canada

CNW 17:30e 14-JAN-09